Brera Holdings Limited

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

November 4, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alyssa Wall
Lilyanna Peyser
Abe Friedman
Angela Lumley

Re:	Brera Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 2, 2022
CIK No. 0001939965

Ladies and Gentlemen:

We hereby submit the responses of Brera Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated September 21, 2022, providing the Staff’s comments with respect to the Company’s amended Draft Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form F-1

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020

Note 1 - General information and reorganization transactions, page F-7

1.	We have reviewed your response to comment 8 noting it does not appear to address our comment. Your response states you have identified the transaction between Brera Holdings and KAP as a common control transaction because the original shareholders of KAP own 35% of the outstanding shares of Brera Holdings. Please tell us how you considered the guidance in IFRS 3 B2. In particular, please clarify if there is a contractual arrangement with these individual shareholders that provides them with the collective power to govern the company. If so, please provide us with a copy of the contractual arrangement. In addition, please tell us how you determined that 35% ownership of the outstanding shares constitutes control.

Response: We respectfully inform the Staff that there is no contractual arrangement with these individual shareholders that provides them with the collective power to govern the company.

On July 18, 2022, the Company entered into a preliminary agreement for the purchase of all the shares of Brera Milano with Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli, and MAX SRL (the “Acquisition”). Pursuant to the terms of the agreement, the Company acquired 100% of equity interest of Brera Milano on July 29, 2022. As a result, Brera Milano became a wholly owned subsidiary of the Company.

The Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

The Company is a shell corporation established in 2022 with no operations from incorporation date up to date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

2.	Please provide us with the details (i.e., number of shares issued) of the July 18, 2022 transaction to purchase of all the shares of Brera Milano. In addition, please provide us with a copy of the agreement.

Response: We respectfully inform the Staff that there were no shares issued in the purchase of Brera Milano. The shares of Brera Milano were purchased for €25,000. The Company also agreed to carry out a capital increase for a total of €253,821. We have attached, as Exhibit A to this letter, an English translation of the July 18, 2022 agreement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (949) 233-7869 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Brera Holdings Limited

By:	/s/ Daniel J. McClory
Daniel J. McClory
Executive Chairman

cc: Louis A. Bevilacqua, Esq.

PRELIMINARY AGREEMENT FOR THE SALE OF

SHARES OF A LIMITED LIABILITY COMPANY (S.R.L.)

between

Marco Sala, born in Lecco on August 17, 1981, and resident in Milan, via Gargano 46, Tax Code SLAMRC81M17E507G,

Stefano Locatelli, born in Bologna on January 27, 1966, and resident in Bologna, via San Donato 50, Tax Code LCTSFN66A27A944J,

Alessandro Aleotti, born in Cesena on December 18, 1963 and resident in Milan, via Mecenate 76, Tax Code LTTLSN63T18C573Y,

Christian Rocca, born in Catania on January 23, 1968, and resident in Milan, via Francesco Anzani 2, Tax Code RCCCRS68A23C351M,

Sergio Carlo Scalpelli, born in Milan, on September 15, 1959, and resident in Milan, via Palermo 12, Tax Code SCLSGC59P15F205L,

MAX S.R.L., with registered office in Milan, via Ripamonti 1/3, in the person of its legal representative, Ms Alessandra Barozzi, Tax Code 13035240152,

(hereinafter jointly referred to as “Promissory Sellers”),

- as the first party -

and

Brera Holdings Limited, with legal headquarters in IFSC, 25-28 North Wall Quay, Dublin 1, Dublin, D01 H104, Ireland, incorporated under Irish law, in the person of its pro tempore legal representative Adrio De Carolis,

(hereinafter “Promissory Buyer”),

- as the second party -

Hereinafter jointly referred to as “the Parties” or independently “the Party”.

WHEREAS

a)	On April 12, 2022, Brera Holdings Inc., KAP S.r.l., Brera Calcio AS, Daniel McClory, Adrio De Carolis, Alessandro Aleotti, Marco Sala, and Leonardo Aleotti have signed a Confidential Term Sheet (the “Term Sheet”), which is attached to this deed under Annex A;

b)	Messrs Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli and MAX S.r.l. have, jointly, the full and exclusive ownership of a shareholding of nominal EUR 25,000, representing 100% of the subscribed and paid-up share capital of KAP S.r.l., based in Milan, via Ripamonti 1/3, registered with R.E.A. of Milan under no. 2108240, registration number in the Milan Company Register and Tax Code 09703750969 (“KAP”);

c)	The Promissory Buyer intends to acquire the full and exclusive ownership of the shares of KAP owned by Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli and MAX S.R.L. under the conditions set out in this agreement;

d)	In view of the acquisition of KAP, the Promissory Buyer performed a Due Diligence which allowed it to have full and complete knowledge of the equity and economic consistency of the company as of June 30, 2022;

e)	Namely, the Promissory Buyer has acknowledged that the financial statements of KAP as at December 31, 2021, which will be approved by the stipulation of the final agreement (the “Final Agreement”), show a loss of EUR 253,821 (two hundred fifty-three thousand eight hundred twenty-one);

f)	The Promissory Buyer therefore intends to acquire the shareholdings representing the entire share capital of KAP, aware of the undelayable need to reconstitute the share capital;

Now, therefore, the Parties

HEREBY AGREE AS FOLLOWS

Art. 1 - Whereas

1.1.	The Whereas form an integral and substantial part of this agreement.

1.2.	All the clauses of this contract have been negotiated between the Parties.

1.3.	This contract constitutes the integral manifestation of all the understandings between the Parties regarding its object and undos and cancels any other previous agreement, understanding or contract between them.

Art. 2 – Subject of the Agreement

2.1	With this agreement, the Promissory Sellers undertake to assign and transfer to the Promissory Buyer, who undertakes to purchase - under the following terms and conditions - the full and exclusive ownership, free from any lien and / or encumbrance, and with regular enjoyment, its entire shareholdings in KAP S.r.l., with registered office in Milan, via Ripamonti 1/3, registered with the R.E.A. of Milan under no. 2108240, registration number in the Milan Company Register and Tax Code 09703750969, and more precisely:

(i)	Mr Marco Sala, the full and exclusive ownership of a shareholding with a nominal value of EUR 5,000.00 (five thousand) representing 20% of the share capital of KAP;

(ii)	Mr Stefano Locatelli, the full and exclusive ownership of a shareholding with a nominal value of EUR 4,000.00 (four thousand) representing 16% of the share capital of KAP;

(iii)	Mr Alessandro Aleotti, the full and exclusive ownership of a shareholding with a nominal value of EUR 4,000.00 (four thousand) representing 16% of the share capital of KAP;

(iv)	Mr Christian Rocca, the full and exclusive ownership of a shareholding with a nominal value of EUR 4,000.00 (four thousand) representing 16% of the share capital of KAP;

(v)	Mr Sergio Carlo Scalpelli, the full and exclusive ownership of a shareholding with a nominal value of EUR 4,000.00 (four thousand) representing 16% of the share capital of KAP;

(vi)	MAX S.R.L., the full and exclusive ownership of a shareholding with a nominal value of EUR 4,000.00 (four thousand) representing 16% of the share capital of KAP.

Art. 3 – Signing of the Final Agreement – Term – Transfer Effects

3.1	The Parties mutually undertake to stipulate the Final Agreement for the transfer of the shares referred to in point 2 above by and no later than the date of July 29, 2022, by deed of the Notary Federico Cornaggia of Milan. The aforementioned stipulation term of July 29, 2022 is essential pursuant to art. 1457 of Italian Civil Code, in the interest of the Promissory Sellers, and therefore the failure to sign the Final Agreement by the Promissory Buyer within this term will result in the legal termination of this preliminary agreement.

3.2	The Parties undertake to deliver to the Notary, within the terms indicated by the same, all the documentation required for the stipulation of the Final Agreement or which may be requested by the Notary for this purpose.

3.3	The Parties mutually acknowledge that all effects, including transfer ones, connected with the sale of the shareholdings will be produced exclusively following the signing of the Final Agreement.

3.4	Therefore, with the signing of the Final Agreement, the Promissory Buyer will be the holder of all rights and reasons due to KAP, as company whose shareholdings are promised in transfer with this agreement, also with reference to any credit and debit rights and the obligations to assume any charges and liabilities. It is therefore understood that the economic result of the year during which the Final Agreement is stipulated and any dividends, fruits and other distributions of any kind, however approved, deliberated or actually paid after that date, are the sole responsibility of the buyer.

Art. 4 - Consideration of the Transfer and Payment Methods

4.1	The Parties agree that the consideration for the sale of the shareholdings owned by the Promissory Sellers amounts to a total of EUR 25,000 (twenty five thousand), and precisely:

(i)	EUR 5,000.00 (five thousand) to Mr Marco Sala, as consideration for the sale of the full and exclusive ownership of the shareholding pertaining to him, for a nominal amount of EUR 5,000.00, representing 20% of the share capital of KAP

(ii)	EUR 4,000.00 (four thousand) to Mr Stefano Locatelli, as consideration for the sale of the full and exclusive ownership of the shareholding pertaining to him, for a nominal amount of EUR 4,000.00, representing 16% of the share capital of KAP

(iii)	EUR 4,000.00 (four thousand) to Mr Alessandro Aleotti, as consideration for the sale of the full and exclusive ownership of the shareholding pertaining to him, for a nominal amount of EUR 4,000.00, representing 16% of the share capital of KAP

(iv)	EUR 4,000.00 (four thousand) to Mr Christian Rocca, as consideration for the sale of the full and exclusive ownership of the shareholding pertaining to him, for a nominal amount of EUR 4,000.00, representing 16% of the share capital of KAP

(v)	EUR 4,000.00 (four thousand) to Mr Sergio Carlo Scalpelli, as consideration for the sale of the full and exclusive ownership of the shareholding pertaining to him, for a nominal amount of EUR 4,000.00, representing 16% of the share capital of KAP

(vi)	EUR 4,000.00 (four thousand) to MAX S.R.L., as consideration for the sale of the full and exclusive ownership of the shareholding pertaining to him, for a nominal amount of EUR 4,000.00, representing 16% of the share capital of KAP

4.2	The amounts agreed above will be paid by the Promissory Buyer no later than the date of stipulation of the Final Agreement.

Art. 5 – Statements and Warranty

5.1	By signing this agreement, the Parties declare that they accept all the terms and conditions set forth therein.

5.2	In particular, the Promissory Sellers declare and guarantee, only and exclusively, with reference to the date of signing the Final Agreement, agreeing to indemnify and hold harmless the Promissory Buyer for any violation or conscious misleading representation:

(i)	To have the full legal capacity to act, as well as the right, the power and the requirements to sign and stipulate this agreement and the Final Agreement and fulfill all the obligations set forth therein;

(ii)	Each Promissory Seller is the legitimate, documented owner of the shareholding which he undertakes to transfer pursuant to this agreement and has a valid and transferable title, free from constraints, encumbrances, options, charges, shares and claims of any kind, and each Promissory Seller has full right and legal capacity to transfer and sell his shareholding to the Promissory Buyer according to the terms and conditions contained herein and the Promissory Buyer will have the legal ownership of the entire share capital of KAP which will be transferred in fulfillment of the this deed, free from any pledge, encumbrance, option rights, shares and claims of any kind. There are currently no options, warrants, convertible bonds or other securities of KAP that can be exercised, exchangeable or convertible into the share capital of KAP;

(iii)	KAP is a duly organized limited liability company, validly existing and in good standing pursuant to Italian law and the regulations of the Milan, Monza-Brianza and Lodi Chamber of Commerce, and is duly qualified to carry out its corporate business, regularly, in any jurisdiction in which the nature of its business requires it to be so qualified. KAP has all the power and authority necessary to carry out its social activity as it currently does;

(iv)	The execution of this agreement by the Promissory Sellers will not conflict with or result in the breach or non-compliance under any other contract or legal transaction of which KAP is a party, to which it or its property could be bound, or could lead to the creation of a lien pursuant to them;

(v)	The execution of this agreement by the Promissory Sellers will not contravene any law, regulation, order or judgment applicable or binding on the Promissory Sellers and will not result in a violation or will not constitute a breach of them, or will not contravene any provision of any agreement to which the Promissory Sellers are a party or to which each Promissory Seller is bound;

(vi)	The execution of this agreement by the Promissory Sellers does not require consent or approval, notification in relation to any commission, authority, agency or governmental body other than those which have already been obtained or which will be obtained at the same time on or immediately after the conclusion of the Final Agreement;

(vii)	The unaudited financial statements of KAP, as of December 31, 2021, and which will be approved by the Promissory Sellers by the date of the Final Agreement, have heretofore been delivered to the Promissory Buyer and, to the best of the Promising Sellers knowledge, they represent KAP's equity and financial conditions fairly at that date and the result of its operations and changes in the financial position for the period concluded at that time. Since January 1, 2022, there have been no substantial negative changes in the conditions or operations, financial or otherwise, of KAP other than those currently disclosed in the accounting records of the company and of which the Promissory Buyer has exhaustive knowledge in order to have adequately examined them; for this purpose, the Promissory Sellers have previously delivered the Journal of the company updated to the Promissory Buyer on June 30, 2022;

(viii)	Based on all information known to the Promissory Sellers, all appropriate KAP’s tax returns to be submitted for all taxable periods have been filed or timely extensions have been obtained, and all taxes arising from the aforementioned declarations have been paid on maturity, with the exception of those due recorded in KAP’s financial statements and of which the Promissory Buyer has exhaustive knowledge by virtue of the aforementioned knowledge of the accounting records on the basis of the financial statements as of December, 31, 2021 and the provisional situation at June 30, 2022. The Promissory Sellers are not aware of any material tax assessment proposed against KAP;

(ix)	Based on all information known to the Promissory Sellers, there are no actions, lawsuits or pending proceedings threatened or affecting KAP, by law or in equity, or before any governmental board, agency or body or any arbitrator, nor KAP is non-compliant with any material order, act, injunction or decree of any court or governmental council, agency or other instrument;

(x)	No written information, exhibit, financial statement, document, book, ledger or report prepared by KAP or any Promissory Seller, which has been, is or will be provided by KAP or any Promissory Seller to the Promissory Buyer in connection with the transactions object of this Agreement are or will be inaccurate in any material respect on the date on which they are or will be dated or (unless otherwise communicated to the Promissory Buyer) at that time on the date so indicated, or contain or will contain any material error of fact;

(xi)	KAP owns all licenses, permits, franchises, patents, copyrights, trademarks and trade names, or related rights, necessary to conduct its business substantially as it is currently conducted and as it currently intends to conduct, and KAP does not violate any valid rights of others with respect to the foregoing;

(xii)	KAP is not a party to any procurement, loan or credit agreement, or to any lease agreement, with the exception of the one known to the Parties relating to the company's registered office and bank loans, or any other agreement or instrument, nor subject any corporate bylaws or restrictions that could have a material adverse effect on KAP's business, property, assets, operations or conditions, whether financial or otherwise; based on all information known to the Promissory Sellers, KAP is not in breach, under any material aspect, of the execution, compliance or fulfillment of any of the obligations, agreements or conditions contained in any agreement or instrument to which the company is a party;

(xiii)	KAP has title or interests in all its real and personal properties and assets, including the properties, assets and interests in third party assets reported in the financial statements provided to the Promissory Buyer (other than any property or assets or assets transferred in the normal course of business) and none of the assets owned by KAP and none of its interests in third party assets are subject to a pledge, mortgage, guarantee or other charge or encumbrance of any kind.

5.3	The Promissory Buyer declares and guarantees, with reference to the date of signing of this agreement and of the Final Agreement,:

(i)	that the signing, completion and execution of this agreement and of the Final Agreement have been previously assessed and validly approved and authorized by the competent corporate bodies and are not subject to authorization, approval and / or clearance by any other subject;

(ii)	that the signing, completion and execution of this agreement and of the Final Agreement do not give rise to any violation of the law or regulations or to any breach of the statutory or corporate provisions and that they are not in conflict with any judicial provision and / or arbitration or regulatory authority, or with any other deed or agreement, in any case binding for the company;

(iii)	to have full and complete knowledge of the corporate documentation relating to the shareholdings being sold;

(iv)	to have full and complete knowledge of KAP's patrimonial and economic consistency, of the debt-credit situation, thereby renouncing any and all actions aimed at asserting the responsibility, including compensation, of the Promising Sellers and of the legal representative in office for facts and deeds in any case connected to management prior to the signing date of the Final Agreement.

Art. 6 - Expenses, Taxes and Other Charges

6.1	All indirect taxes and other taxes and duties inherent in the transfer of shareholdings, including notary ones, will be borne by the Promissory Buyer.

6.2	The Parties expressly agree that each of them will bear, without the bond of solidarity, all other expenses and costs of its own pertinence.

Art. 7 – Share Capital Increase

7.1	The Promissory Buyer is aware that the financial statements of KAP as of December 31, 2021, which will be approved at the meeting by the Promising Sellers before the signing of the Final Agreement, show a loss of EUR 253,821 (two hundred fifty-three thousand eight hundred twenty-one), with a consequent resolution to reset the share capital, and that therefore, pursuant to Italian law, the Promissory Buyer, in its capacity as sole shareholder upon completion of the Final Agreement, will have the burden, and in this sense expressly undertakes, to reconstitute the share capital of KAP. Furthermore, the Promissory Buyer is aware that, pursuant to Italian law, the resolution to increase the capital must be taken in prompt terms.

7.2	The Promissory Buyer undertakes, therefore, immediately upon completion of the formal obligations at the Register of Companies, with evidence of its status as the sole shareholder of KAP, to carry out a capital increase for a total of EUR 253,821 (two hundred fifty-three thousand eight hundred twenty-one).

7.3	The Promissory Buyer, to guarantee the obligation assumed in the previous point 7.2, undertakes to promptly arrange the payment by bank transfer of the aforementioned amount of EUR 253,821 (two hundred fifty-three thousand eight hundred twenty-one), from the bank account in the name of Mr Federico Cornaggia, Notary of Milan, by way of fiduciary deposit, so that the Notary, as of now in charge of presiding over the extraordinary meeting of KAP for the purposes, among other things, of the necessary capital increase resolution, can dispose of it exclusively for this purpose.

7.4	The Parties mutually acknowledge that the breach by the Promissory Buyer of the agreed obligation indicated in the previous article 7.3 will produce the effect of the legal termination of this preliminary agreement, pursuant to art. 1456 of Italian Civil Code and, therefore, the Final Agreement will not be entered into.

Art. 8 - Confidentiality and Final Provisions

8.1	The Parties, each to the extent of their competence, undertake to promptly fulfill the formalities and obligations of publicity and transparency related to the content of this agreement, in accordance with the applicable legal and regulatory provisions, as well as, where necessary, to provide mutual cooperation and assistance to this end.

8.2	Without prejudice to the advertising requirements and formalities required by applicable legal provisions, and without prejudice to the application of the rules and regulations of the US Securities and Exchange Commission and any other government filing requirements applicable under Irish, Italian law, United States or other applicable law, the Parties undertake to keep strictly confidential and private any information concerning the subject of this agreement, its economic value and any other element and condition relating to its content, as well as not to transfer and / or disclose its content to third parties for any reason except with the written consent of the other Party - except to the extent necessary for the fulfillment of the aforementioned legal and regulatory obligations - also undertaking to ensure that these confidentiality obligations are fulfilled by their respective representatives, directors, employees and / or consultants to whom confidential information may have been transmitted.

8.3	It is understood that any total or partial invalidity of one or more individual agreements of this contract will not result in its nullity, the remaining agreements remaining fully valid and effective, without prejudice to the obligation of the Parties to negotiate the invalid clauses in good faith and replace them in such a way as to keep the content of the contract as unaltered as possible, including the economic content, and to guarantee to the maximum extent possible the fulfillment of the original will of the Parties.

8.4	The Parties expressly agree that the tolerance of a behavior of the other Party such as to represent the non-fulfillment and / or the violation of the provisions of this contract will not constitute a waiver, not even implicit, of the rights deriving from the contractual or legal provisions violated or the right to request the exact fulfillment according to the terms and conditions provided for in this contract.

Art. 9 - Communications

9.1	Any communication envisaged, requested or otherwise necessary in relation to this agreement, will be considered effectively and validly carried out, under penalty of nullity, only if resulting from a written document sent to the other Party by registered letter, with acknowledgment of receipt, or by means of certified e-mail, at the following addresses

(i) for Brera Holdings Limited:

IFSC, 25-28 North Wall Quay, Dublin 1, Dublin, D01 H104, Ireland

(ii) for Marco Sala:

Milan, via Gargano 46

(iii) for Stefano Locatelli:

Bologna, via San Donato 50

(iv) for Alessandro Aleotti:

Milan, via Mecenate 76

(v) for Christian Rocca:

Milan, Via Francesco Anzani 2

(vi) for Sergio Carlo Scalpelli:

Milan, via Palermo 12

(vii) for MAX S.R.L.:

Milan, via Ripamonti 1/3

PEC max.srl1@legalmail.it

Art. 10 – Conventional Amendments

10.1	Any amendment or integration of this agreement will not be valid and effective unless it results from a specific written deed between the Parties.

Art. 11 – Applicable Law and Competent Court

11.1	This contract is governed by Italian law.

11.2	Any dispute that may arise between the Parties regarding the interpretation, execution, validity and / or effectiveness of this agreement will be subjected exclusively to the knowledge of the Court of Milan with the exclusion of any other competing court.

Read, confirmed and signed in Milan, on July 18, 2022

Brera Holdings Limited

Adrio De Carolis

/s/ Adrio De Carolis

Marco Sala

/s/ Marco Sala

Stefano Locatelli

/s/ Stefano Locatelli

Alessandro Aleotti

/s/ Alessandro Aleotti

Christian Rocca

/s/ Christian Rocca

Sergio Carlo Scalpelli

/s/ Sergio Carlo Scalpelli

MAX S.R.L.

/s/ Alessandra Barozzi